December 7, 2018

Jack A. Khattar
President and Chief Executive Officer
Supernus Pharmaceuticals, Inc.
1550 East Gude Drive
Rockville, MD 20850

       Re: Supernus Pharmaceuticals, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           File No. 001-35518

Dear Mr. Khattar:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance